[redacted]

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SECU 12014295 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WALL STREET, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM LIPKUS (732) 855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/13

AFFIRMATION

I, William Lipkus, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to First Investors Corporation for the year ended December 31, 2011 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

William Lipkus
Chief Financial Officer

Sworn to and subscribed
before me this
23 day of Feb, 2012

Notary Public
COLLIN A. F. TOMLINSON
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/22/2015

FIRST INVESTORS CORPORATION

(a wholly-owned subsidiary of First Investors Consolidated Corporation)

Table of Contents

		Page #
This report contains (check all applicable boxes):		
(x)	Facing Page.	
(x)	Affirmation.	
(x)	Report of Independent Registered Public Accounting Firm.	
(x)	Statement of Financial Condition.	2
(x)	Statement of Operations.	3
(x)	Statement of Changes in Stockholder's Equity.	4
(x)	Statement of Cash Flows.	5
( )	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)	Notes to Financial Statements.	6-13
(x)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	14
(x)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	15
(x)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	16
( )	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).	
( )	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).	
( )	A copy of the SIPC Supplemental Report.	
( )	A report describing any material discrepancies found to exist or found to have existed since the date of the previous audit.	
(x)	Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.	17

FIRST INVESTORS CORPORATION

(a wholly-owned subsidiary of First Investors Consolidated Corporation)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	41,358,335
Cash and cash equivalents segregated under federal regulations (note 3)		4,752,836
Receivable from dealers		33,053
Receivable from customers		22,449
Receivable from Funds – shares redeemed		1,166,772
Salesmen's advances – net		805,422
Receivable from parent and affiliated companies		390
Prepaid expenses and miscellaneous receivables		1,046,916
Deferred sales commissions		623,319
Deferred income taxes (note 8)		1,479,000
Fixed assets:		
Leasehold improvements and equipment (less accumulated depreciation and amortization of $1,119,644)		810,608
Total assets	$	52,099,100
Liabilities and Stockholder's Equity		
Payable to customers	$	3,116,362
Payable to dealers		587,161
Accrued commissions payable		1,314,392
Accounts payable – suppliers		231,332
Accrued expenses and other liabilities		8,546,549
Payable to affiliated companies		1,121,616
Total liabilities		14,917,412
Stockholder's equity (note 10):		
Common stock, no par value, $5 stated value; 200 shares authorized, issued and outstanding		1,000
Additional paid in capital		71,965,826
Retained deficit		(34,785,138)
Total stockholder's equity		37,181,688
Total liabilities and stockholder's equity	$	52,099,100

See accompanying notes to financial statements.